Alliance Balanced Shares, Inc.		Exhibit 77Q1(a)
811-00134




Articles Supplementary to the Articles of Incorporation dated May 21, 1998, as filed July 6, 1998: Incorporated by reference to Exhibit 1(g) to Post-Effective Amendment No. 89 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-10988 & 811-00134), filed with the Securities and Exchange Commission on October 30, 1998.

Alliance Balanced Shares, Inc.			Exhibit 77M
 811-00134


At the Regular Meeting of the Board of Directors of Alliance Balanced Shares, Inc. ("ABS") held on July 15, 1998, the Directors of the ABS approved a form of and Plan of Reorganization and Liquidation (the "Plan") between ABS and Alliance Income Builder Fund, Inc. ("AIB") governing the proposed acquisition of the assets of AIB by ABS and authorized the officers of ABS to take certain other actions in connection therewith. In addition, the Directors of ABS also authorized the issuance of shares of common stock as contemplated in the Plan and also made certain other determinations pursuant to the requirements of Rule 17a-8 under the Investment Company Act of 1940.

Subsequently, at a Special Meeting of Shareholders of AIB held on October 12, 1998, the shareholders of AIB approved the Agreement and Plan of Reorganization and Liquidation providing for the transfer of all the assets and liabilities of AIB in exchange for shares of ABS, the distribution of such shares to shareholders of AIB and the subsequent dissolution of AIB. The sale of assets took place on November 16, 1998. AIB has ceased to be an investment company as defined in the Act and anticipates making the N8-F filing shortly.